                                           Filed by Northrop Grumman Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14 d-2
                                          of the Securities Exchange Act of 1934

                                        Subject Company:  Comptek Research, Inc.
                                               Commission File Number: 333-40862

The following text is of a press release issued by Northrop Grumman Corporation on August 22, 2000

Comptek Research, Inc. security holders should read the Tender Offer Statement filed with the Securities and Exchange Commission because it contains important information. Investors may get the Tender Offer Statement and other filed documents at no charge at the Securities and Exchange Commission's web site (www.sec.gov)


                         Northrop Grumman Contact:  Jim Taft (310) 201-3335

For Immediate Release

NORTHROP GRUMMAN ANNOUNCES EXCHANGE RATIO
-----------------------------------------

     LOS ANGELES -- Aug. 22, 2000 -- Northrop Grumman Corporation
(NYSE: NOC) announced today that the exchange ratio in the pending offer for Comptek Research, Inc. (AMEX: CTK) common stock is .2799 shares of Northrop Grumman common stock for each share of Comptek Research common stock validly tendered by the expiration of the offer, which is currently set for August 23, 2000, at midnight E.D.T.

     The exchange ratio was determined by dividing $20.75 by $74.1438, the average closing price of Northrop Grumman common stock during the 20 trading day period ending August 21, 2000. At the close of business on Aug. 21, 2000, 2,308,439 shares of the 6,223,094 shares of Comptek Research common stock outstanding as of May 31, 2000 had been validly tendered and not withdrawn pursuant to the offer.

     Requests for assistance or for copies of the offer materials should be directed to the information agent for the offer, Georgeson Shareholder Communications Inc., at 800-223-2064.

     Northrop Grumman Corporation, headquartered in Los Angeles, is a world-class, high technology company providing innovative solutions in systems integration, defense electronics and information technology for its U.S. and international military, government and commercial customers, as a prime contractor, principal subcontractor, team member or preferred supplier. The company had revenues of $7.6 billion in 1999 (restated) and has a workforce of approximately 36,000 employees. Northrop Grumman had 69,910,595 shares outstanding on June 30, 2000.

                                   #   #   #
                                                                        0800-123

     LEARN MORE ABOUT US: Northrop Grumman news releases, product information, photos and video clips are available on the Internet at:
http://www.northgrum.com